Exhibit 1

Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (52-81) 8888-4136 ir@cemex.com

CEMEX REPORTS SECOND QUARTER 2010 RESULTS

MONTERREY, MEXICO, July 27, 2010 – CEMEX, S.A.B. de C.V. (NYSE: CX), announced today that consolidated net sales decreased 3% in the second quarter of 2010 to approximately US$3.8 billion versus the comparable period in 2009. Operating EBITDA decreased 13% in the second quarter of 2010 to US$664 million versus the same period of 2009. Consolidated cement sales volume increased 3% versus the same period in 2009, while ready-mix and aggregates sales volumes decreased 5% and 4%, respectively.

CEMEX’s Consolidated Second Quarter Financial and Operational Highlights

•	Lower sales in the quarter were primarily attributable to a lower contribution from our U.S. and European operations.

•	The infrastructure and residential sectors were the main drivers of demand in most of our markets.

•	Operating income decreased 23% during the quarter compared with the same period last year, reaching US$295 million.

•	Free cash flow, after maintenance capital expenditures, for the quarter was US$187 million, down 59% from US$456 million in the same quarter of 2009.

Fernando A. Gonzalez, Executive Vice President of Planning and Finance, said: "During this quarter we continued to make significant progress in our objective of reducing our debt. To this end, we paid close to US$650 million of our debt ahead of schedule. Also, despite the prevailing headwinds, we believe that economic conditions in most of our markets have stabilized or reached inflection points, as evidenced by positive cement sales volume performance in several of our markets. Our ongoing cost reduction and rightsizing efforts throughout our operations will allow us to take advantage of the economy as it recovers.”

Consolidated Corporate Results

Net income from continuing operations was a loss of US$301 million in the second quarter of 2010 versus income of US$173 million in the second quarter of 2009 due to lower operating income, higher financial expenses, a higher loss on financial instruments and a foreign exchange loss, which was partially mitigated by a gain in financial income.

Total debt plus perpetual notes decreased US$1,581 million, reflecting prepayments under the Financing Agreement, a positive conversion effect during the quarter, as well as a reduction in debt resulting from the exchange of a substantial portion of our perpetual debentures for new senior secured notes.

Geographical Markets Second Quarter Highlights

Net sales in our operations in Mexico increased 8% in the second quarter of 2010, to US$923 million, compared with US$853 million in the second quarter of 2009. Operating EBITDA decreased 2%, to US$321 million versus the same period of last year.

CEMEX’s operations in the United States reported net sales of US$684 million in the second quarter of 2010, down 8% from the same period in 2009. Operating EBITDA decreased 76%, to US$17 million, from US$70 million in the second quarter of 2009.

In Europe, net sales for the quarter decreased 10%, to US$1.3 billion, compared with US$1.5 billion in the second quarter of 2009. Operating EBITDA decreased 22%, to US$158 million, from US$204 million in the second quarter of 2009.

CEMEX’s operations in South/Central America and the Caribbean reported net sales of US$360 million during the second quarter of 2010, representing a decline of 4% over the same period of 2009. Operating EBITDA was flat at $128 million versus the same period in 2009.

Second-quarter net sales in Africa and the Middle East were US$262 million, down 2% from the same quarter of 2009. Operating EBITDA decreased 2%, to US$88 million for the quarter versus the comparable period in 2009.

Operations in Asia reported a 17% increase in net sales, to US$142 million, versus the second quarter of 2009, and Operating EBITDA was US$40 million, up 21% from the same period in the previous year.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. Net debt does not include the perpetual debentures. The net debt to Operating EBITDA ratio is calculated by dividing net debt at the end of the quarter by Operating EBITDA for the last twelve months. Financial ratios are calculated according to formulas established in the Financing Agreement. All of the above items are presented in US Dollars based on our Peso financial statements prepared under Mexican Financial Reporting Standards. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX's ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.